SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

POSCO

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y70750-11-5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. Y70750-11-5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nippon Steel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,394,712

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 4,394,712

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,394,712

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%

12	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1 (a)	Name of Issuer: POSCO

Item 1 (b)	Address of Issuer’s Principal Executive Offices: POSCO Center 892 Daechi-4-dong, Kangnam-gu Seoul, Korea

Item 2 (a)	Name of Person Filing Nippon Steel Corporation

Item 2 (b)	Address of Principal Executive Office or, if none, Residence: 6-3 OTEMACHI 2-CHOME CHIYODA-KU TOKYO, JAPAN

Item 2 (c)	Citizenship: Japan

Item 2 (d)	Title of Class of Securities: Common Stock

Item 2 (e)	CUSIP Number: Y70750-11-5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership.

        As of December 31, 2007, Nippon Steel Corporation had sole voting power and sole investment power with respect to 4,394,712 shares of Common Stock, as represented by 17,578,848 of the Issuer’s American Depositary Receipts, or an aggregate of 5.8% of the 75,702,200 shares that the Issuer reported as outstanding as of November 7, 2007.

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Item 5.	Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 24, 2008	NIPPON STEEL CORPORATION By: /s/ Shinya Higuchi Name: Shinya Higuchi Title: Director and General Manager, Overseas Business Development Division

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